Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated February 29, 2024, with respect to the consolidated financial statements of Xenon Pharmaceuticals Inc. (the Entity) which comprise the consolidated balance sheets as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes, and our report dated February 29, 2024 on the effectiveness of the Entity’s internal control over financial reporting as of December 31, 2023, which are incorporated by reference and to the reference to our firm under the heading “Experts” in the prospectus included in Form S-3 dated August 9, 2024 of the Entity.

/s/ KPMG LLP

Chartered Professional Accountants

August 9, 2024

Vancouver, Canada